UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03017076

NO ACT
P.E 1-20-03
1-2256

March 10, 2003

James Earl Parsons
Counsel
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act 1934
Section
Rule 14A-8
Public Availability 3/10/2003

Re: ExxonMobil Corporation
Incoming letter dated January 20, 2003

Dear Mr. Parsons:

This is in response to your letter dated January 20, 2003 concerning the shareholder proposal submitted to ExxonMobil by Daniel F. Case. We also have received a letter from the proponent dated January 27, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
MAR 26 2003
THOMSON
FINANCIAL

Enclosures

cc: Daniel F. Case
6716 Tildenwood Lane
Rockville, MD 20852

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

January 20, 2003

VIA Network Courier

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Director Compensation

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between Daniel F. Case and Exxon Mobil Corporation regarding a shareholder proposal for ExxonMobil's upcoming annual meeting. We intend to omit the proposal from our proxy material for the meeting for the reasons explained below. To the extent this letter raises legal issues, it is my opinion as counsel for ExxonMobil.

Proponent's Submission Includes More Than One Proposal.

Rule 14a-8(c) provides that each shareholder may submit no more than one proposal to a company for a particular shareholder's meeting.

Mr. Case's submission for ExxonMobil's 2003 annual meeting includes three separate proposals:

(1) a proposal to limit the compensation of non-employee directors to $200,000 per year;
(2) a proposal to require any increase in non-employee director compensation to be presented for shareholder approval; and
(3) a proposal to denominate the stock compensation of non-employee directors in terms of a specified dollar value, rather than numbers of shares.

Although all three of Mr. Case's proposals relate to non-employee director compensation, each is a substantially distinct issue as to which shareholders could have differing views. For example, the purpose of paying directors with a specific number of shares of stock, rather than with a specific dollar value converted to shares, is to tie the director's compensation more closely to the actual performance of the company's stock. We expect that many shareholders would therefore oppose the proposal that calls for stock-based compensation to be determined by dollar value, even though some of those shareholders might support a proposal to require shareholder approval of all non-employee director compensation.* Similarly, a shareholder could support a proposal to require shareholder approval of non-employee director compensation, or to denominate stock compensation by dollar value, without agreeing that $200,000 per year is the appropriate limit.

The Staff has consistently agreed that substantially distinct items of business may not be considered a single proposal for purposes of Rule 14a-8(c), notwithstanding the fact that the distinct items of business may relate to the same general topic (such as non-employee director compensation). See Fotoball, Inc. (available May 6, 1997), permitting exclusion of multiple proposals to requiring minimum director shareholdings, paying directors in stock or options, and prohibiting non-employee directors from performing other services for the company. See also Exxon Mobil Corporation (available March 19, 2002) (allowing omission of proposals regarding increasing the number of board nominees and qualifications for additional nominees); Bob Evans Farms, Inc. (available May 31, 2001) (allowing omission of a proposal to appoint a trustee to replace the current board and oversee the new board in exploring alternatives to enhance the value of the company); Enova Corp. (available February 9, 1998) (proposal to elect the entire board annually with an independent lead director); and Allstate Corp. (available January 29, 1997) (proposal to institute cumulative voting for directors and to avoid specified actions that could impair the effectiveness of cumulative voting).

This is also consistent with the "anti-bundling" provisions of the Commission's proxy rules. Rule 14a-4(a)(3), for example, provides that the form of proxy:

> "shall identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters, and whether proposed by the registrant or by security holders."

Similarly, Rule 14a-4(b)(1) requires registrants to provide means in the form of proxy "whereby the person solicited is afforded an opportunity to specify by boxes a choice between approval or disapproval of, or abstention with respect to, each separate matter referred to therein ..." As the Commission explained in Release No. 34-31,326 (October 16, 1992), amending Rule 14a-4 to prohibit bundling of proposals,

> "The amendments will allow shareholders to communicate to the board of directors their views on each of the matters put to a vote ... the amended rule ... prohibits electoral tying arrangements that restrict shareholder voting choices on matters put before shareholders for approval."

As explained above, the current proposal would in fact represent an "electoral tying arrangement." Each of the proposals would likely have different shareholder support constituencies, whose voting choices would be restricted by a combination of the three proposals into one voting item.

---

* Of course, pending NYSE rule changes would require that all new equity compensation plans in which non-employee directors may participate, as well as material revisions to such plans, be approved by shareholders.

As required by Rule 14a-8(f)(1), we advised the proponent, by letter dated December 18, 2002 (included in Exhibit 1), of this problem and that the problem must be corrected within 14 days of receipt of our letter. By letter dated December 24, 2002 (also included in Exhibit 1), the proponent declined to modify his submission. All three proposals may therefore be omitted from ExxonMobil's proxy material under paragraphs (c) and (f) of Rule 14a-8.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to the proponent.

Sincerely,

James Earl Parsons

JEP/pdb

Enclosures

cc w/enc: Proponent:
Daniel F. Case
6716 Tildenwood Lane
Rockville, MD 20852

EXHIBIT 1

RECEIVED
DEC 13 2002
P.T. MULVA

Daniel F. Case
6716 Tildenwood Lane
Rockville, MD 20852
(301)881-1832 (all hours)

Dec. 5, 2002

Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

SHAREHOLDER RELATIO
DEC 13 2002
NO. OF SHARES
DISTRIBUTION: PTM; DLT; DC
SMD; FLR; REG; JEP; I

Re: Shareholder Proposal

Dear Mr. or Madam Secretary:

I am the holder of record of 2,200 voting shares of ExxonMobil common stock, which I have continuously owned since January 10, 1995, and all of which I intend to continue to own through the date of the next annual meeting of shareholders. I plan to introduce the following resolution at that meeting, and I request that you include the following material, including the "SUPPORTING STATEMENT" portion, in the proxy statement for the meeting:

"RESOLVED: That the shareholders request that the Board:

- limit the compensation of non-employee directors, for their service as directors, to an annual amount not exceeding approximately $200,000;
- adopt a policy of presenting for shareholder approval, in proxy statements for shareholder meetings, any Board or other management proposals to increase non-employee director compensation; and
- specify stock-based compensation of non-employee directors in terms of dollar value, rather than number of shares.

"SUPPORTING STATEMENT: As of April 17, 2002, the value of non-employee directors' compensation was in the neighborhood of $205,000 per year (varying according to the director's committee assignments and depending on the market value of ExxonMobil shares) plus an additional $240,000 on first becoming a director.

"If the directors' compensation is determined by the Board itself, there is an obvious conflict of interest. To remedy the situation, at least partially, it is necessary to give the shareholders the final say in determining directors' compensation.

"Proposals to change the directors' compensation can appropriately come from the Board or others in management, of course, but any proposal to increase the compensation should be subject to shareholder approval. Any proposed increase should be described in the proxy statement, so that shareholders voting by proxy have an effective voice in the determination. This proposal seeks to give all the shareholders the opportunity to vote on directors' compensation.

"Under this proposal, non-employee directors could be paid about $200,000 per year--no small sum. The wording of the proposal is intended to preclude the granting of additional compensation, for service as a director, outside the annual amounts. The compensation could be increased in the future, of course, if the shareholders approved.

"Stock-based compensation is best specified in terms of dollar value, rather than number of shares, at time of grant. If numbers of shares are specified, the value of the compensation at time of grant can fluctuate widely. In particular, the value of the compensation could increase significantly without the Board's and shareholders' having taken action to change the terms of the compensation package. This proposal seeks the use of dollar value in specifying directors' stock-based compensation.

"I urge you to vote FOR this proposal."

I do not intend to solicit proxies in favor of this proposal, and I know of no plans on anyone else's part to do so.

Thank you for your kind attention.

Sincerely,

Daniel F. Case

Daniel F. Case

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1153 Telephone
972 444 1505 Facsimile

Darrin L. Talley
Manager, Investor Relations

ExxonMobil

December 18, 2002

VIA UPS - OVERNIGHT DELIVERY

Mr. Daniel F. Case
6716 Tildenwood Lane
Rockville, MD 20852

Dear Mr. Case:

This will acknowledge receipt of the proposal concerning non-employee director compensation, which you have submitted in connection with ExxonMobil's 2003 annual meeting of shareholders. Since your name appears in the Company's records as a shareholder, we were able to verify your eligibility.

As you know, the shareholder proposal process is governed by Rule 14a-8 under the Securities Exchange Act of 1934 (copy enclosed). Your submission contains a problem under this rule. In accordance with paragraph (f) of Rule 14a-8 (Question 6), we are hereby notifying you of a procedural deficiency in your submission.

Paragraph (c) (Question 3) of Rule 14a-8 provides that you may submit no more than one proposal to the company for a particular shareholders' meeting. Your submission appears to contain multiple separate proposals. **Your response adequately correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this letter.**

You should note that, if your proposal is not withdrawn or excluded, you or a representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

We look forward to discussing your concerns with you on Monday, January 6, 2003, at 4:00 pm, in our Washington office located at 2001 Pennsylvania Ave., N.W, Suite 300 [corner of 20th Street and I]. We believe we can demonstrate to you that your underlying concerns are already effectively addressed.

Sincerely,

Enclosure

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SHAREHOLDER PROPOSALS

RULE 14a.8

Rule §240.14a-8. Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of Law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of Proxy Rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal Grievance; Special Interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of Power/Authority: If the company would lack the power or authority to implement the proposal;

(7) Management Functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to Election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with Company's Proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting; Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially Implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

Daniel F. Case
6716 Tildenwood Lane
Rockville, MD 20852
(301)881-1832 (all hours)

Dec. 24, 2002

Mr. Darrin L. Talley
Manager, Investor Relations
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Re: My Shareholder Proposal

Dear Mr. Talley:

Thank you for your Dec. 18 letter concerning my shareholder proposal.

I regard my proposed resolution as a single proposal. Each feature of it is an integral, essential part of the whole.

The objective of my proposed resolution, reflected in the first bulleted clause, is to lower the level of director compensation from what it was last April. If the compensation had not been so high, I would not have taken the trouble to submit a proposal.

Proposing a permanent, fixed limit would have been unreasonable. The Board could have argued, persuasively, that such a proposal should be rejected. Accordingly, I included the second bulleted clause to make clear that future increases could be contemplated. Future increases would have to be subject to shareholder approval, however; otherwise the Board could very soon increase the compensation to its former level, or higher, without going against the resolution.

The second bulleted clause might still permit significant increases in compensation without stockholder approval, through appreciation in the value of company stock. The third bulleted clause aims to remove that possibility, as mentioned in my supporting statement.

As explained above, the second and third clauses are essential in order to arrive at a viable and effective resolution. To rule those clauses out would be to say, in effect, that shareholders may not submit a proposal to lower the level of director compensation.

Since I believe I have submitted only one proposal, I see no procedural deficiency.

Let me take this opportunity, however, to thank your company for sending me, on November 20, a copy of the SEC rule on shareholder proposals. You are generous in thus helping your shareholders.

I look forward to our January 6 meeting.

Sincerely,

Daniel F. Case

Daniel F. Case

SHAREHOLDER RELATIONS

DEC 27 2002

NO. OF SHARES________
DISTRIBUTION: PTM; ~~DLT;~~ DGH;
SMD; ~~FLR; REG; JEP; LKB~~

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

January 7, 2003

VIA UPS - OVERNIGHT DELIVERY

Mr. Daniel F. Case
6716 Tildenwood Lane
Rockville, MD 20852

Dear Mr. Case:

Thank you for the opportunity to meet with you Monday, January 6 to discuss your shareholder proposal on nonemployee director compensation.

Enclosed are some press releases relating to the Global Climate and Energy Project that was announced in November 2002 and a table listing the corporate boards on which our nonemployee directors are members.

We are available to continue our dialogue on this important matter.

Sincerely,

Dave Henry

David G. Henry
Section Head
Shareholder Relations

Enclosures

Contact: ExxonMobil Media Relations
972-444-1107

FOR IMMEDIATE RELEASE
WEDNESDAY, NOVEMBER 20, 2002

EXXONMOBIL PLANS $100 MILLION INVESTMENT IN STANFORD UNIVERSITY'S GLOBAL CLIMATE AND ENERGY PROJECT

IRVING, TX, November 20 -- Exxon Mobil Corporation today announced its plans to invest $100 million in a groundbreaking Stanford University project dedicated to researching new options for commercially viable, technological systems for energy supply and use which have the capability to substantially reduce greenhouse emissions.

The Global Climate and Energy Project (G-CEP) will be led by Stanford University and involve world-renowned academic research institutions and global companies, including ExxonMobil, General Electric and Schlumberger. E.ON, Europe's largest privately owned energy service provider has also signaled its intention to join the project along with anticipated other academic and corporate sponsors from around the globe.

"We are convinced the Global Climate and Energy Project will make significant academic and private sector contributions to the development of practical technologies to address the potential long-term risk of climate change," said ExxonMobil Chairman and CEO Lee Raymond. "ExxonMobil is proud to work with a University of the reputation, experience and ability of Stanford, and to be among the select group of sponsors coming together to make this project happen."

- more -

The announcement of the project comes as some scientists have begun calling for a research effort as ambitious as the Apollo project to address both energy needs and emission reductions. "We believe that G-CEP will play a cutting-edge role in pushing the frontiers of technology into new generations of energy systems. For ExxonMobil, G-CEP represents a powerful vehicle by which energy science will move forward to find economically attractive technologies that will be successful in the global market and vital to meeting energy needs in the industrialized and developing world," said Raymond.

The complex nature of the issues being addressed under G-CEP requires a long-term commitment to energy research and development, an area in which ExxonMobil has proven experience. ExxonMobil's involvement in the project continues the company's long history of advancing technological innovations and supporting scientific climate research. Raymond concluded, "Our investment in G-CEP is a demonstration of our long-held belief that successful development and global deployment of innovative, commercially viable technology is the only path that can address long-term climate change risks while preserving and promoting prosperity of the world's economies."

###

Additional information about ExxonMobil can be found at www.exxonmobil.com.

Additional information about the Global Climate and Energy Project can be found at http://gcep.stanford.edu.

GCEP

Global Climate & Energy Project
STANFORD UNIVERSITY

CONTACT: Bill Romanelli/Nancy Heffernan, APCO Worldwide
(916) 554-3400; cell (916) 761-5400; or cell (916) 761-0469

Elaine Ray, News Service (650) 723-7162; or pager (650) 528-9458
elaineray@stanford.edu

EDITORS: Downloadable photographs of Dr. John Hennessy, Dr. Lynn Orr, Dr. Chris Edwards, Dr. Pam Matson and Dr. James Plummer are available at
http://newsphotos.stanford.edu

FOR IMMEDIATE RELEASE
Wednesday, November 20, 2002

Relevant Web URLs:
http://gcep.stanford.edu
http://pangea.stanford.edu

STANFORD UNIVERSITY TO LEAD SEARCH FOR SOLUTIONS TO GLOBAL CLIMATE AND ENERGY NEEDS

ExxonMobil, GE, Schlumberger, other private industry leaders to fund university's Global Climate and Energy Project

STANFORD, California — Stanford University today unveiled an unprecedented approach to addressing one of the world's most challenging energy and environmental issues.

Stanford President Dr. John Hennessy announced a multi-million-dollar collaboration among leaders of the global scientific and engineering communities and major corporations, including ExxonMobil, General Electric and Schlumberger. Together, the participants will engage in research to develop technologies that foster the development of a global energy system where greenhouse emissions are much lower than today.

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The Global Climate and Energy Project (G-CEP) is an alliance of scientific researchers and leading companies in the private sector. Stanford University, as manager of the Project, will identify preeminent scientific researchers from around the world who will work with the private sector sponsors to conduct research into low greenhouse gas emission energy technologies of the future.

Several private sector companies plan to invest up to $225 million over the next 10 years to the Project. To date, ExxonMobil (NYSE: XOM), the world's largest publicly traded petroleum and petrochemical company, plans to invest up to $100 million; General Electric (NYSE: GE), the world leader in power generation technology and services, $50 million; and Schlumberger (NYSE: SLB), a global technology services company, $25 million to help fund the research. E.ON, Europe's largest privately owned energy service provider, has signaled its intention to contribute $50 million and join G-CEP, along with other academic and corporate sponsors from Europe. The combined amount is equal to the total of all the corporate-sponsored research at Stanford over the past 10 years.

The university expects to involve additional global companies in the automotive and technology industries as the research progresses.

Stanford engineers and scientists will conduct a significant portion of the research. However, in keeping with the global nature of energy research, the university will be joined by additional renowned institutions around the world to work with the private sector sponsoring companies in North America, Europe and Asia. G-CEP will be different from other privately sponsored research initiatives, as scientists will have the intellectual freedom to explore a wide array of energy technologies and solutions.

"I think it works remarkably well for the kind of research that a university does," said Stanford President John Hennessy. "It's quite basic, it's multidisciplinary in nature, and it's long term. It's beyond what companies normally think of as their competitive horizon."

In keeping with the program's objectives to encourage broad application of the technologies that flow from the research, sponsoring companies will provide commercial insights and expertise to the research in addition to financial resources.

Dr. Lynn Orr, who will step down as the dean of Stanford's School of Earth Sciences to become the G-CEP project director, said the initiative would educate talented people who can help shape the development of the world's new energy systems, and bring together representatives of academia, government and industry to create a research portfolio of energy systems that have low greenhouse gas emissions.

"Supplying energy to a growing world population is a critical challenge for this century," Orr said, "and doing so with low greenhouse emissions will be an even greater challenge. The Global Climate and Energy Project is a long-term commitment to build and carry out a research portfolio that ultimately will stimulate the development of needed energy technologies of the future.

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Through this Project, we will harness the talent and creativity of the students and faculty of some of the world's great universities to facilitate the creation of energy systems essential to the well-being of the world's growing population."

Specifically, G-CEP will work to:

- Identify the most promising technologies for low emissions, high efficiency energy supply and identify barriers to the application of these new technologies on a global basis;
- Conduct research into overcoming barriers to a wide range of promising existing and new technologies and to accelerate their commercial application globally;
- Identify potential solutions to cost, performance, safety, regulatory, legal and consumer acceptance barriers to widespread adoption of next-generation energy technologies; and,
- Share and publicize research results to a wide audience, including academic and commercial research scientists, media, business, governments and potential end users.

Among the energy sources, systems and uses that will be considered are:

- Advanced transportation systems
- Electric power generation systems with lower greenhouse emissions
- Production, distribution and use of hydrogen
- Production, distribution and use of biomass fuels
- Advanced nuclear power technologies
- Renewable energy sources (wind and solar)
- Carbon sequestration, capture and storage
- Power storage and transmission
- Advanced coal utilization
- Combustion science and engineering
- Geoengineering
- Enabling infrastructure

Orr said that a key objective of this initiative is to develop a portfolio of energy technologies that can be deployed on a global scale, in developed and developing economies.

"Industry perspectives can illuminate the university research process in very important ways: posing questions, challenging researchers and helping the research groups understand current barriers to technology implementation. This Project will create a sustained university/industry collaboration on the technical issues of climate and energy that frames a long-term research agenda," Orr said.

Orr added that Stanford would hold formal legal title to all technology and information derived from this Project, as well as formal legal title to all patents sought. He said that it is one of the Project's fundamental tenets that the university make the results of the research widely available to the scientific and engineering community.

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Global Climate and Energy Project

The Challenge

Energy is the lifeblood of modern societies. Yet even today, over two billion people do without basic energy services. Within 20 years 7.5 billion humans will occupy this planet, about 25 percent more than do so now. They will want to heat and light their homes, power electrical devices, move from place to place, grow food, and drink clean water. Supplying the energy required to do all this is, by itself, a significant challenge, but it is only part of the challenge that we must face in this century. It is now apparent that humans are interacting with the planet on a global scale. The concentration of carbon dioxide (CO_2) in the atmosphere has increased by a third from its preindustrial levels, and the pH (a measure of how acid or alkaline a solution is) of the upper ocean has also changed as the CO_2 from the atmosphere dissolves. While there is a lively ongoing debate about the magnitude and timing of the climate's response to the presence of more greenhouse gases in the atmosphere, there is no question that changes are occurring on a global scale, and hence there is a possibility that the world will need an energy system that has *much* lower emissions of CO_2 and other greenhouse materials to the atmosphere in the future. This project will help make that future possible.

Imagine a global energy system where greenhouse emissions to the atmosphere are a small fraction of what they are today.

Many questions arise as we try to foresee how such a system will operate. What will be the primary sources of energy supply? How will we deploy that supply? What technologies and systems could be applied as effectively in the developing countries as in North America and Europe? Will we use wind, solar, nuclear, hydrogen, fossil fuels and in what combinations? Will currently unforeseen options emerge? How will such an energy system be created? What barriers prevent implementation of such systems today? How will we overcome questions of safety, adverse environmental impacts, market acceptance, legality, social responsibility, and cost in implementing these systems? What technologies will have to be developed to eliminate these barriers? How can the creative talents of the world's great universities be harnessed to invent such a future? Who will train the next generation of scientists and engineers? Who will make all this possible?

The Project

With the support and participation of a group of visionary international companies (ExxonMobil, GE, and Schlumberger) and the intended participation of European energy service provider, E.ON, Stanford University will develop and manage a portfolio of pre-commercial research programs to explore low GHG-emission energy technologies of the future. It is unlikely that any one energy source will be able to meet the full range of future energy needs, and hence it is essential that the exploration of energy futures examine technologies across the full spectrum of globally significant energy sources and end uses. Clearly, investigation of a diversified portfolio of research topics is critical to success. Research conducted as part of the project will be performed at Stanford and at other universities worldwide. Stanford will draw widely from energy expertise around the world to frame the discussion and to build and shape the portfolio over time. Results of the research will be made widely available to the science and engineering community through workshops, presentations and journal publications. Stanford and the sponsors anticipate that patents developed under the program will ultimately be available for license and are currently developing principles for licensing to third parties. A key objective of this project is to encourage future commercial application of the technologies that flow from the research. Stanford will apply its considerable experience in technology transfer to make sure that happens.

Stanford will focus the creativity of talented students and faculty to develop and carry out the research activities that cross-fertilize creative solutions to the complex interactions of climate and energy. Stanford's part of the research effort will be a sustained investigation in research groups that focus on problems with long-term payoffs, and it will produce well-trained graduates who can build on their university experience in industry. Stanford has world-class programs in engineering, earth sciences, conservation biology, law, economics, business, and public policy, and this project will encourage formation of interdisciplinary approaches to the complex problems that must be addressed if a new global energy system is to emerge.

Industry collaboration and participation in the research activities will also be critical if promising technologies are to move beyond the stage of initial demonstration to commercialization. Industry perspectives can illuminate the university research process in very important ways, posing questions, challenging researchers, and helping the research groups understand real-world barriers that limit technology implementation. This project will create a sustained university/industry collaboration on the technical issues of climate and energy that frames a long-term research agenda, investigates a portfolio of energy solutions, and brings together industry and university researchers across technical disciplines.

Stanford University has a long, rich history of developing strategic relationships with the world's leading technology companies to solve the important problems of the future. Stanford's participation in the research that led to the information technology revolution is an example of the kind of impact this project is intended to have. The areas of energy and the environment are important not only to the future of this country, but indeed to all mankind, and Stanford is committed to investing its resources and energies to develop a significant and relevant presence in these domains.

Research Areas

Among the energy sources, systems, and uses that will be considered are:

- Advanced transportation systems

- Electric power generation, storage and distribution systems with low greenhouse emissions
- Production, distribution and use of hydrogen
- Production, distribution and use of biomass fuels
- Advanced nuclear power technologies
- Renewable energy sources (wind and solar)
- CO_2 separation, capture, and storage methods
- Advanced coal utilization
- Combustion science and engineering
- Advanced materials
- Energy distribution systems and enabling infrastructures
- Geoengineering

The mix of future energy technologies will interact in complex ways with technology advances across these areas. Suppose, for example, that hydrogen becomes the preferred transportation fuel of the future. The development of an advanced infrastructure for hydrogen distribution could favor generation of the hydrogen at central facilities, while the absence of such an infrastructure would favor distributed generation of hydrogen. If hydrogen were made centrally from methane, coal, or other fossil fuel sources, then CO_2 will also be generated as a by-product. If low GHG emissions are to be achieved in that scenario, it would be necessary to separate, capture, and store the CO_2 generated (in depleted oil and gas reservoirs, aquifers, and unmineable coal beds, or in the ocean, for example). On the other hand, if sufficient electricity could be generated by solar, wind, or nuclear power to make hydrogen from water, then no CO_2 would be created in the hydrogen generation step, and CO_2 sequestration technologies would be less important. Advances in wind or solar generation technologies or in efficient, low-cost energy storage technologies that make renewable energy sources more attractive would alter the demand for CO_2 capture and storage technologies. Many more interactions among all the other technologies will be considered as part of the portfolio development. The linked performance of energy technologies and systems will mean that the diversified portfolio will evolve with time as more progress is made in some areas and less in others. Stanford will build tools to assess progress and manage the research portfolio as it evolves by evaluating these interactions among technologies.

Roles of Participants

The Stanford team will evaluate the opportunities and barriers in the areas listed above. When the evaluation of each area is far enough along that an initial research agenda can be formulated, Stanford will propose to the project sponsors that funding be committed for research in that area. Of course, relevant research capabilities exist at a number of outstanding universities around the world. The project will identify and develop collaborations that engage talent from well-qualified universities around the globe to pursue research in specific projects that fit within the overall portfolio.

The process of evaluating opportunities and assessing barriers and progress for the research portfolio in a specific area will be an open one that involves contributions from Stanford, other universities and industry. International participation in these evaluations will be an important element. Successful energy technologies for the future must function both in the developed and developing economies. Broad-based participation in these discussions will be essential to identify safety, environmental and market concerns as well as ways to mitigate those concerns.

Summary

Supplying energy to a growing world population is a critical challenge for this century. A long-term commitment to research and significant resources will be required to lay the foundation for innovative future energy technologies. The Global Climate and Energy Project will harness the talent and creativity of the students and faculty of some of the world's great universities to identify and conduct the research that will enable development of innovative, commercially viable energy systems that will be essential to the well-being of the world's growing population. It will educate talented people who can build the world's new energy systems, and it will bring together representatives of academia, government, and industry to create the shared vision that will be required. There is much to do, but there is much that can be done, and the time to start is now.

EXXON MOBIL CORPORATION
BOARD OF DIRECTORS
DIRECTORSHIPS ON OTHER BOARDS

DIRECTOR	CORPORATIONS
Michael J. Boskin	First Health Group Corporation Oracle Corporation Vodafone Group PLC Proxim Corporation
William T. Esrey	Duke Energy Corporation General Mills, Inc.
Donald V. Fites	AK Steel Corporation AT&T Wireless Services, Inc. Georgia-Pacific Corporation Oshkosh Truck Corporation Wolverine World Wide, Inc. Valparaiso University
James R. Houghton	Corning Incorporated MetLife, Inc.
William R. Howell	Deutsche Bank Trust Corporation American Electric Power Halliburton Co. Pfizer, Inc. Williams Viseon
Helene L. Kaplan	J.P. Morgan Chase & Co. May Department Stores Company MetLife, Inc. Verizon Communications
Reatha Clark King	H.B. Fuller Company Minnesota Mutual Companies, Inc. Wells Fargo and Company
Philip E. Lippincott	Campbell Soup Company
Harry J. Longwell (Executive Vice President)	None

Harry A. McKinnell, Jr.	Moody's Corporation John Wiley & Sons, Inc.
Marilyn Carlson Nelson	Carlson Companies, Inc. Mayo Foundation
Lee R. Raymond (Chairman and CEO)	J.P. Morgan Chase & Co.
Walter V. Shipley	Verizon Communications Wyeth Lincoln Center for the Performing Arts, Inc.

Daniel F. Case
6716 Tildenwood Lane
Rockville, MD 20852
(301)881-1832

January 9, 2003

Mr. David G. Henry
Section Head
Shareholder Relations
Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

SHAREHOLDER RELATIONS

JAN 13 2003

NO. OF SHARES__________
DISTRIBUTION: PTM; DLT; DGH; SMD; FLR; REG; JEP; LKB

Re: My Proposal Concerning Director Compensation

Dear Mr. Henry:

Thank you for your January 7 letter and the accompanying materials. Thanks also to Pat Mulva and his colleagues for taking the time to meet with me.

Among the points I have gleaned from the discussions and the materials are: (a) the company has an excellent board of directors and wants to be able to continue to do so, and (b) under the board's leadership, the company is doing its best to be a good corporate citizen.

I now have the following thought: why not recommend to the board that it *support* my proposal? Consider:

1. The proposal would have little or no immediate impact on the present directors. The immediate impact would be limited to the amount of any increase in their compensation which has been made, or is planned to be made soon, over the level in effect last April 17. As for any new directors planning to join the board this spring, it would seem unfair to deny them an initial extra award that they are expecting. I would be glad to add to my supporting statement something along the lines that, in view of that unfairness, the proposal is not intended to preclude making an initial extra award, of the size in effect as of last April 17, to a current first-time nominee.

2. The NYSE, as I understand, has adopted or is about to adopt a rule requiring that the equity component of director compensation be subject to shareholder approval. Does the company's board disagree with the advisability of such a rule? How big a difference is there between that rule and a requirement that all of the compensation be subject to shareholder approval? Does the board wish to imply that the shareholders, if given the relevant information, would not be capable of judging properly the merit of a proposal to increase the directors' compensation?

3. There seem to be increasing calls for an even higher level of social responsibility among corporations generally. Could directors help inspire both themselves and their companies to those higher levels by regarding their directorships as a *pro bono* service to a greater extent than they do now? If so, my proposal may represent a chance for the Exxon Mobil board to get out in front on that aspect of corporate citizenship.

I am rushing a bit in order to get this off to you by return mail. If I have further thoughts and find I must follow with a second letter or a phone call, I apologize.

Sincerely,

Daniel F. Case

Daniel F. Case

cc: Patrick Mulva

Daniel F. Case
6716 Tildenwood Lane
Rockville, MD 20852
(301)881-1832 (all hours)

Jan. 27, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: ExxonMobil's Intended Omission of my Shareholder Proposal;
James Parsons's January 20 Letter to Office of Chief Counsel

Ladies and Gentlemen:

In his January 20 letter to you, James Earl Parsons asserts that my proposal regarding director compensation constitutes, in effect, three separate proposals and may, therefore, be omitted from ExxonMobil's prospectus. As explained below, I disagree.

I shall first quote from my Dec. 24 letter to ExxonMobil's Darrin Talley, a copy of which Mr. Parsons enclosed with his letter to you:

> I regard my proposed resolution as a single proposal. Each feature of it is an integral, essential part of the whole.
>
> The objective of my proposed resolution, reflected in the first bulleted clause, is to lower the level of director compensation from what it was last April. If the compensation had not been so high, I would not have taken the trouble to submit a proposal.
>
> Proposing a permanent, fixed limit would have been unreasonable. The Board could have argued, persuasively, that such a proposal should be rejected. Accordingly, I included the second bulleted clause to make clear that future increases could be contemplated. Future increases would have to be subject to shareholder approval, however; otherwise the Board could very soon increase the compensation to its former level, or higher, without going against the resolution.
>
> The second bulleted clause might still permit significant increases in compensation without stockholder approval, through appreciation in the value of company stock. The third bulleted clause aims to remove that possibility, as mentioned in my supporting statement.
>
> As explained above, the second and third clauses are essential in order to arrive at a viable and effective resolution. To rule those clauses out would be to say, in effect, that shareholders may not submit a proposal to lower the level of director compensation.
>
> Since I believe I have submitted only one proposal, I see no procedural deficiency.

Mr. Parsons points out that some shareholders may favor one or two parts of my proposal, while not favoring the other part(s). It seems to me that such a situation is similar to the situation in which, for example, shareholders are asked to vote in favor of adopting a list of principles, such as the "Sullivan" principles, some of which they may like and others of which they may dislike.

Mr. Parsons cites several cases in which, apparently, Commission staff has found separate parts of a proposal to be substantially distinct items of business and, hence, excludable. On the basis of his capsule descriptions of the cases, it appears to me that the parts of the various proposals involved in Fotoball, Inc., Exxon Mobil Corporation, and Enova Corp. were not integrally related to each other in such a way that, as with my own proposal, each was essential to the main objective. In Bob Evans Farms, Inc. and Allstate Corp., on the other hand, I do see a possible integral relationship. Mr. Parsons does not state explicitly that the omission of those proposals was based on their each containing substantially distinct items of business. If it was, I can only hope that you will find the parts of my proposal to be integrally related to a higher degree than was found in those cases.

Mr. Parsons's references to the "anti-bundling" provisions of the proxy rules are simply a documentation of the fact that separate matters may not be presented as a single proposal. I do not dispute the fact that the parts of my proposal may not be submitted as a single proposal if they are judged to constitute separate matters.

Thank you for your kind attention. I shall be glad to discuss my proposal further if you so desire. I enclose five additional copies of this letter and am also sending a copy of it concurrently to Mr. Parsons.

Sincerely,

Daniel F. Case

Daniel F. Case

cc: James Earl Parsons

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: ExxonMobil Corporation
Incoming letter dated January 20, 2003

The proposal requests that the board of directors limit non-employee director compensation, present for shareholder approval proposals to increase non-employee director compensation and specify stock-based compensation of non-employee directors in terms of dollar value, rather than number of shares.

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(c). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

Sincerely,

Jennifer Bowes
Attorney-Advisor